UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)

                            REDWOOD TRUST, INC. (RWT)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    758075402
                                 (CUSIP Number)

                                David Nierenberg
                               The D3 Family Funds
                               19605 NE 8th Street
                                 Camas, WA 98607
                                 (360) 604-8600

                                 With a copy to:

                               Henry Lesser, Esq.
                                DLA Piper US LLP
                             2000 University Avenue
                            East Palo Alto, CA 94303
                                 (650) 833-2000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 29, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

CUSIP No. 758075402

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      The D3 Family Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        317,779 Common shares (1.0%)
    NUMBER OF     --------------------------------------------------------------
     SHARES       8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY            0
      EACH        --------------------------------------------------------------
    REPORTING     9     SOLE DISPOSITIVE POWER
     PERSON
      WITH              317,779
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      For the reporting person listed on this page, 317,779; for all reporting persons as a group, 1,733,209 shares (5.4%)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)                                                          |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------

CUSIP No. 758075402

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      The DIII Offshore Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Bahamas
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        181,385 common shares (0.6%)
    NUMBER OF     --------------------------------------------------------------
     SHARES       8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY            0
      EACH        --------------------------------------------------------------
    REPORTING     9     SOLE DISPOSITIVE POWER
     PERSON
      WITH              181,385
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      For the reporting person listed on this page, 181,385; for all reporting persons as a group, 1,733,209 shares (5.4%)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)                                                          |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------

CUSIP No. 758075402

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      The D3 Family Bulldog Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,171,705 common shares (3.6%)
    NUMBER OF     --------------------------------------------------------------
     SHARES       8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY            0
      EACH        --------------------------------------------------------------
    REPORTING     9     SOLE DISPOSITIVE POWER
     PERSON
      WITH              1,171,705
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      For the reporting person listed on this page, 1,171,705; for all reporting persons as a group, 1,733,209 shares (5.4%)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)                                                          |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------

CUSIP No. 758075402

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      The D3 Family Canadian Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        62,340 common shares (0.2%)
    NUMBER OF     --------------------------------------------------------------
     SHARES       8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY            0
      EACH        --------------------------------------------------------------
    REPORTING     9     SOLE DISPOSITIVE POWER
     PERSON
      WITH              62,340
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      For the reporting person listed on this page, 62,340 shares; for all reporting persons as a group, 1,733,209 shares (5.4%)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)                                                          |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------

CUSIP No. 758075402

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Nierenberg Investment Management Company, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
    NUMBER OF     --------------------------------------------------------------
     SHARES       8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY            1,733,209 shares (5.4%)
      EACH        --------------------------------------------------------------
    REPORTING     9     SOLE DISPOSITIVE POWER
     PERSON
      WITH              0
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,733,209 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      For the reporting person listed on this page, 1,733,209; for all reporting persons as a group, 1,733,209 shares (5.4%)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)                                                          |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      CO
--------------------------------------------------------------------------------

CUSIP No. 758075402

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Nierenberg Investment Management Offshore, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Bahamas
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
    NUMBER OF     --------------------------------------------------------------
     SHARES       8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY            181,385 common shares (0.6%)
      EACH        --------------------------------------------------------------
    REPORTING     9     SOLE DISPOSITIVE POWER
     PERSON
      WITH              0
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        181,385 common shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      For the reporting person listed on this page, 181,385; for all reporting persons as a group, 1,733,209 shares (5.4%)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)                                                          |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

      This Schedule 13D (the "Schedule 13D") is being filed with respect to the shares of common stock (the "Shares") of Redwood Trust, Inc. a Maryland corporation (the "Company" or "RWT").

Item 2. Identity and Background.

      This Schedule 13D is being filed by the following four limited partnerships (the "D3 Family Funds") and the following two corporations which are the sole general partners of the D3 Family Fund(s) indicated below (collectively, the "Reporting Persons").

      (a) The Reporting Persons are: The D3 Family Fund, L.P., a Washington limited partnership; The DIII Offshore Fund, L.P., a Bahamas limited partnership; The D3 Family Bulldog Fund, L.P. a Washington limited partnership; The D3 Family Canadian Fund, L.P., a Washington limited partnership; Nierenberg Investment Management Company, Inc., a Washington corporation ("NIMCO") which is the sole general partner of those D3 Family Funds organized under the law of the State of Washington; and Nierenberg Investment Management Offshore, Inc., which is a wholly-owned subsidiary of NIMCO and is the sole general partner of the D3 Family Fund organized under the law of The Bahamas.

      (b) The business address of each of the Reporting Persons is 19605 N.E. 8th Street, Camas, Washington 98607.

      (c) The D3 Family Funds are private investment partnerships, the principal business of which is investing in the equities of public micro-cap issuers. The principal business of the corporate Reporting Persons is to serve as the general partner of the applicable D3 Family Fund(s).

      (d, e) During the past five years, no Reporting Person has been convicted in a criminal proceeding, or been a party to a civil proceeding, required to be disclosed pursuant to Items 2(d) or (e) of Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

      The total amount of funds used by the Reporting Persons to pay for the purchases of Shares reported in Item 5(c) was $26,697,370 and the total amount of funds used by the Reporting Persons to make all purchases of Shares beneficially owned by the Reporting Persons, as reported in Item 5(a,b), was $55,180,522. The sources of such funds were the working capital of the respective D3 Family Fund that purchased the applicable Shares.

Item 4. Purpose of Transaction.

      On November 29, 2007, through separate purchases by three of the D3 Family Funds directly from the Company pursuant to its Direct Stock Purchase and Dividend Reinvestment Plan (the "RWT Plan"), the Reporting Persons became the beneficial owners of certain Shares as reported in Item 5(c). Based on the number of shares reported by the Company to be outstanding as of December 4, 2007 in the Company's Current Report on Form 8-K dated December 5, 2007, the aggregate number of Shares beneficially owned by the Reporting Persons as a result of those purchases represents in excess of 5% of the outstanding Shares.

      The Reporting Persons hold their Shares for investment. The Reporting Persons have no commitment to make further purchases under the RWT Plan, except for Shares acquired through the dividend reinvestment component of the RWT Plan, but they reserve the right to increase or decrease their investment in the Company depending on market conditions, circumstances affecting the Company and/or extrinsic factors such as developments in the Company's industry and the economic environment, and to discuss the Company and their investment in the Shares with the directors and executive officers of the Company and third parties, without amending the Schedule 13D except as required by applicable rules.

Item 5. Interest in Securities of the Issuer.

      (a, b) The Reporting Persons, in the aggregate, beneficially own 1,733,209 Shares, constituting approximately 5.4% of the outstanding Shares.

      (c) During the past sixty (60) days, the following purchases of Shares were made by the Reporting Persons, of which purchases those made on November 29, 2007 were made directly from the Company pursuant to the RWT Plan and the balance were made in open market transactions. In addition the Reporting Persons acquired 18,814 Shares through dividend reinvestment under the RWT Plan on October 22, 2007 at the price determined by the Company under the RWT Plan.

       Fund                                 Trade Date        Shares Bought           Price
       ----                                 ----------        -------------           -----
       D3  Family Fund LP                   11/29/2007           141,699              28.88
       D3  Family Bulldog Fund LP           11/29/2007           522,876              28.88
       D3  Family Canadian Fund LP          11/29/2007            27,838              28.88
       D3  Family Fund LP                   11/02/2007             3,600              24.34
       D3  Family Bulldog Fund LP           11/02/2007            14,800              24.34
       D3  Family Canadian Fund LP          11/02/2007             1,600              24.34
       D3  Family Bulldog Fund LP           10/22/2007             1,000              26.94
       D3  Family Canadian Fund LP          10/22/2007               500              26.94
       D3  Family Fund LP                   10/19/2007            28,000              27.85
       D3  Family Bulldog Fund LP           10/19/2007           103,000              27.85
       D3  Family Canadian Fund LP          10/19/2007             4,900              27.85
       D3  Family Fund LP                   10/17/2007            12,370              27.89
       D3  Family Bulldog Fund LP           10/17/2007            58,160              27.89
       D3  Family Canadian Fund LP          10/17/2007            14,870              27.89

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      References made to Exhibit 1 to the Schedule 13D, which is incorporated by reference in response to this Item (see Item 7).

Item 7. Material to be filed as Exhibits

      Exhibit 1 to the Schedule 13D is the form of "Request for Waiver" prescribed by the Company for those participants in the RWT Plan requesting authorization from the Company to make optional cash payment under the RWT Plan in excess of the $10,000 monthly maximum. A Request for Waiver in this form was submitted by the respective D3 Family Fund, and approved by the Company, with respect to the purchase of Shares by that D3 Family Fund pursuant to the RWT Plan, as reported in Item 5(c).

      Exhibit 2 to this Schedule 13D is the Joint Filing Agreement among the Reporting Persons dated August 3, 2007 pursuant to which all of the Reporting Persons have authorized the filing of Schedule 13D's and amendments thereto as a group.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

                                D3 Family Fund, L.P., D3 Family Bulldog
                                Fund, L.P., and D3 Family Canadian Fund, L.P.

                                By: Nierenberg Investment Management
                                    Company, Inc.

                                Its: General Partner

December 07, 2007               By: /s/ David Nierenberg
------------------                  ------------------------------------
                                    David Nierenberg, President


                                DIII Offshore Fund, L.P.

                                By: Nierenberg Investment Management
                                    Offshore, Inc.

                                Its: General Partner

December 07, 2007               By: /s/ David Nierenberg
------------------                  ------------------------------------
                                    David Nierenberg, President


                                Nierenberg Investment Management
                                   Company, Inc.

December 07, 2007               By: /s/ David Nierenberg
------------------                  ------------------------------------
                                    David Nierenberg, President


                                Nierenberg Investment Management
                                   Offshore, Inc.

December 07, 2007               By: /s/ David Nierenberg
------------------                 ------------------------------------
                                   David Nierenberg, President